Exhibit 19.1

TOOTSIE ROLL INDUSTRIES, INC.

INSIDER TRADING POLICY

 Tootsie Roll Inc. (the “Company” or Tootsie Roll”) has adopted this Insider Trading Policy (this “Policy”) to help its directors, officers and employees comply with insider trading laws, to prevent even the appearance of improper insider trading. The policy applies to all directors, executive officers and employees of the Company and other persons designated by the Company due to their relationship with the Company, together with their respective Family Members (collectively referred to an “Covered Persons”). “Family Members” means the members of the Covered Person’s household or dependents of, and any trusts or entities controlled by, any director, executive officer or employee of the Covered Person.

Federal and state securities laws prohibit the purchase or sale of publicly traded securities on the basis of “insider” or material non-public information relevant to the value of such securities. These “insider trading laws” are designed to protect the integrity of our securities markets by ensuring that individuals trading in securities will not be disadvantaged by insiders or any others who inappropriately use material non-public information. Therefore, it is imperative that all persons who possess material nonpublic information about publicly traded securities: (i) refrain from purchasing or selling such securities; and (ii) refrain from “tipping” (i.e., passing along) such information to others who may purchase or sell such securities. Stock transactions that may seem necessary or justifiable for independent personal reasons are no exception.

These restrictions apply not only to material nonpublic information relevant to securities of Tootsie Roll and its subsidiaries, but also to material nonpublic information relevant to any publicly traded securities issued by other companies or entities with whom the Company has a business relationship or is actively considering making or entering into, an investment, acquisition or other material transaction (“Other Companies”).

General Prohibition of Insider Trading

 All Covered Persons are prohibited from, directly or indirectly (i) trading (or recommending the trading of) securities of Tootsie Roll (including its subsidiaries) while in possession of material nonpublic information with respect to Tootsie Roll and/or (ii) trading (or recommending the trading of) securities of Other Companies with respect to which such Covered Person is in possession of material nonpublic information known due to relationship with the Company (or acquired by a Family Member of such person).

In addition, the unauthorized disclosure of any material nonpublic information acquired in a person’s capacity as an executive officer or employee of the Company or due to their relationship with the Company (or their status as a Family Member of a director, executive officer or employee or designated person) is prohibited.

Trading includes purchases and sales of securities, the entry into any contract to purchase or otherwise acquire, or to sell or otherwise dispose of any security, and all other securities transactions, including the entry into any option or other derivative transaction with respect to any security.

The term “material,” when used with respect to information, means information that a reasonable investor would consider important in making a decision to buy, hold or sell a security. It includes any information that could be expected to affect the price of the security at issue. Examples of material information could include: unpublished financial results; change in dividend policy; proposed stock split or dividend; possible acquisitions; unexpected loss; major marketing changes; and, change in prices/costs of products.

The term “nonpublic information” means information that is not available to the general public or that, even if made available to the general public, has not been available for a sufficient amount of time to have been absorbed by the market (which typically takes at least one full business day after the information has been publicly disseminated).

The above restrictions will not prevent trading in securities pursuant to a valid Rule 10b5-1 contract, instruction or plan entered into in accordance with the applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, with the prior consent of the Chief Financial Officer or Treasurer of the Company (“Permitted Trading”).

Additional Restrictions on Insiders

In addition, all directors, officers and other employees of the Company designated by the Chief Financial Officer of the Company (collectively referred to as “Insiders”) and their Family Members are subject to the following restrictions:

1.	No Insider or any of their Family Members may purchase and/or sell Company securities during the periods beginning on the fifteenth day of March, June, September and December and ending on the expiration of one full business day following the public announcement of the previously completed quarter or fiscal year financial results of the Company (each period being a “blackout period”).

2.	If such persons desire to purchase and/or sell Company or other transfer securities at any time, he or she must notify the Chief Financial Officer or the Treasurer of the Company at least 24 hours in advance of the transaction and receive their prior approval.

While this pre-clearance requirement is designed to assist Tootsie Roll in deterring potential insider trading, no pre-clearance will in any way relieve a person from their own legal obligation to refrain from insider trading. Any transaction that is approved by pre-clearance must be executed within five business days of pre-clearance, unless otherwise approved by the Chief Financial Officer or Treasurer of the Company. The above restrictions will not prevent Permitted Trading or certain gifts of securities in compliance with federal and state securities laws, provided that such transfers are subject to the mandatory pre-clearance policy set forth above.

General

The penalties for trading or tipping inside information can be severe. Among other things, a person who trades while in possession of material nonpublic information, or who provides such information to others, could be subject not only to significant civil monetary penalties but also criminal fines and imprisonment. Securities laws may also impose secondary liability on directors, officers, and other supervisory personnel even if they are not directly involved in illegal insider trading, if they fail to take reasonable steps to prevent insider trading by others.

Failure to adhere to the policies and procedures set forth above could result in disciplinary action, including dismissal from Tootsie Roll for cause, whether or not any civil or criminal arise from such noncompliance.

Tootsie Roll may change these procedures, or institute other procedures, as it deems appropriate from time to time. For example, Tootsie Roll may impose additional trading restrictions on the persons subject to this Policy (or a subset thereof) from time to time.

If you have any questions or concerns regarding the policies or procedures, feel free to discuss them with Tootsie Roll Inc.’s Chief Financial Officer or Treasurer.